ELLIS, FUNK, GOLDBERG, LABOVITZ & DOKSON, P.C.

DONALD J. ELLIS	ATTORNEYS AT LAW	EMAIL: rbgoldberg@efgld.com
DAVID I. FUNK	ONE SECURITIES CENTRE
ROBERT B. GOLDBERG (GA&SC)	SUITE 400	OF COUNSEL:
ALBERT L. LABOVITZ (GA&AL)	3490 PIEDMONT ROAD	RUSSELL H. KASPER, P.C.
ROBERT N. DOKSON	ATLANTA, GA 30305
404-233-2800
CLAY M. WHITE	FACSIMILE 404-233-2188
November 1, 2005
United States
Securities and Exchange Commission
Washington, DC 20549
Attn: Stephen Krikorian

RE:	PowerHouse Technologies Group, Inc. Form 10-KSB for the fiscal year ended March 31, 2005, filed July 28, 2005 File No. 333-5278-NY
Dear Sirs:
     This letter is a follow-up to the recent telephone call with Morgan Youngwood of the Staff. At that time, we requested additional time to respond to the SEC comment letter issued on September 29, 2005, with respect to the above-referenced matters.
     During that telephone call, we stated that PowerHouse Technologies Group, Inc. (the “Company”) was in the process of changing independent audit firms. On October 26, 2005, the Company filed an 8-K reporting that BDO Seidman will be replaced with Hein & Associates, LLP as the Company’s independent auditors. As part of the engagement of Hein & Associates, LLP, PowerHouse Technologies has elected to re-audit its fiscal year ended March 31, 2005, in order to assure consistency with previous and future years. The Company believes this re-audit will address the points raised in the SEC letter of September 29, 2005. As Hein & Associates, LLP was previously the Company’s auditors, the Company anticipates that the re-audited financial statements will be completed by the end of November. The Company intends to file an amended Form 10-KSB at that time including the re-audited financial statements.
     Please contact me at (404) 233-2800 with any information regarding any further Commission review of these filings. Please also call me should you require additional information or have questions regarding this letter.
Sincerely,
Robert B. Goldberg

RBG:jll
cc:	Richard Liebman
Kent Heyman